TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

TD Bank Group Reports First Quarter 2024 Results

Earnings News Release

•
Three months ended January 31, 2024
This quarterly Earnings News Release should

be read in conjunction with the Bank’s

unaudited first quarter 2024

Report to Shareholders for the three

months
ended January 31,

2024, prepared in accordance with International

Financial Reporting Standards (IFRS)

as issued by the International

Accounting Standards
Board (IASB), which is available on our website

at http://www.td.com/investor/.

This analysis is dated February 28, 2024.

Unless otherwise indicated, all amounts
are expressed in Canadian dollars, and have

been primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in accordance
with IFRS. Certain comparative amounts

have been revised to conform to the presentation

adopted in the current period.

Additional information relating to the
Bank is available on the Bank’s website

at http://www.td.com,

as well as on SEDAR+

at http://www.sedar.com and on the U.S.

Securities and Exchange
Commission’s (SEC) website at http://www.sec.gov

(EDGAR filers section).
Reported results conform to generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted results

are non-GAAP financial measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Non-GAAP and Other Financial Measures”

in the “How We Performed”
section of this document.
FIRST QUARTER FINANCIAL HIGHLIGHTS,

compared with the first quarter last year:
●
Reported diluted earnings per share were

$1.55, compared with $0.82.
●
Adjusted diluted earnings per share were

$2.00, compared with $2.23.
●
Reported net income was $2,824 million,

compared with $1,581 million.
●
Adjusted net income was $3,637 million,

compared with $4,154 million.
FIRST QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The first quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles of $94

million ($79 million after-tax or 4 cents

per share), compared with $54 million

($46 million after-tax or
3 cents per share) in the first quarter last

year.
●
Acquisition and integration charges related

to the Schwab transaction of $32 million

($26 million after-tax or 2 cents per share),

compared with
$34 million ($28 million after-tax or 2 cents

per share) in the first quarter last year.
●
Share of restructuring and other charges

from investment in Schwab of $49 million

(or 3 cents per share).
●
Restructuring charges of $291 million ($213

million after-tax or 12 cents per share).
●
Acquisition and integration charges related

to the Cowen acquisition of $117 million ($93 million

after-tax or 5 cents per share).
●
Impact from the terminated FHN acquisition-related

capital hedging strategy of $57 million

($43 million after-tax or 2 cents

per share).
●
FDIC special assessment of $411 million ($310 million after-tax or 17 cents per share).
TORONTO
, February 29, 2024 – TD Bank Group (“TD”

or the “Bank”) today announced its financial

results for the first quarter ended January

31, 2024. Reported
earnings were $2.8 billion, up 79% compared

with the first quarter last year, and adjusted earnings were

$3.6 billion, down 12%.

“TD had a good start to the year, with revenue growth reflecting higher fee-income from our markets-driven

businesses, including the contribution

from TD Cowen,
and higher volumes and deposit margins in

the Canadian Personal and Commercial

Bank,”

said Bharat Masrani, Group President and

Chief Executive Officer, TD
Bank Group. “Expense growth moderated

from last quarter as we made progress on

our restructuring initiatives,

delivering efficiencies across the Bank.”
Canadian Personal and Commercial

Banking delivered a strong quarter

supported by volume growth and margin

expansion

Canadian Personal and Commercial

Banking net income was $1,785 million, an

increase of 3% compared to the first quarter

last year. The increase reflects
revenue growth, partially offset by higher non-interest

expenses and provisions for credit losses

(PCL). Revenue was $4,884 million, an increase

of 6%, reflecting
8% growth in net interest income driven by

volume growth and margin expansion.

Canadian Personal and Commercial

Banking delivered another strong quarter

for New to Canada account openings and

continued momentum in credit cards. TD
launched the Low Rate Visa card, further enhancing

its award-winning line up of credit cards.

In addition, TD Auto Finance delivered

strong performance in prime
retail auto lending and accelerated acquisition

of dealer relationships in its commercial

business year-over-year. Small Business Banking helped

over
165,000 clients conveniently repay or refinance

Canada Emergency Business Account loans.

The U.S. Retail Bank delivered loan growth

and operating momentum in a challenging

environment

U.S. Retail reported net income of $907 million,

a decrease of 43% (43% in U.S. dollars)

compared with the first quarter last year. On an adjusted

basis, net
income was $1,217 million, a decline of 27%

(27% in U.S. dollars). TD Bank’s investment

in The Charles Schwab Corporation (“Schwab”)

contributed $194 million
in earnings, a decrease of 36% (35% in

U.S. dollars) compared with the first quarter

last year.

The U.S. Retail Bank, which excludes the Bank’s

investment in Schwab, reported net income

of $713 million (US$526 million), a decrease

of 44% (45% in U.S.
dollars) from the first quarter last year, primarily reflecting the Federal Deposit Insurance Corporation

(FDIC) special assessment, lower revenue

and higher PCL.
On an adjusted basis net income was $1,023

million (US$752 million), a decrease of 25% (26%

in U.S. dollars) from the first quarter last

year.

The U.S. Retail Bank continued to deliver loan

growth while maintaining its through-the-cycle

underwriting standards, with total average

loan balances up 9%
compared with the first quarter last year

and up 2% from last quarter. Average deposit volumes declined

9% year-over-year and 1% quarter-over-quarter.
Excluding sweep deposits, total personal

and business deposit average balances

were down 2% year-over-year and flat quarter-over-quarter,

reflecting
competitive market conditions.

During the quarter, TD Bank, America’s Most Convenient Bank®

(TD AMCB) announced a three-year US$20

billion Community Impact Plan to support lending,
philanthropy, and banking access in diverse and underserved

communities across its footprint. TD AMCB

continued to deliver innovative solutions to

small
business

clients with the launch of Tap to Pay on iPhone and Zelle for Small Business,

offering enhanced convenience and payment

functionality.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

Wealth Management and Insurance delivered

good performance reflecting the strength

of its diversified businesses
Wealth Management and Insurance net income

was $555 million, relatively flat compared

with the first quarter last year, as positive top-line

momentum was
partially offset by higher insurance service expenses.

This quarter’s revenue growth of 8%

reflected insurance premium growth

and higher fee-based revenue in
the asset management and advice-based

businesses.
This quarter, Wealth Management and Insurance’s investments in client-centric innovation continued to

drive momentum and gain recognition.TD

Direct Investing
ranked as the #1 Direct Investing Brokerage

in Canada by the Globe and Mail for the

second consecutive year. Eighteen mutual funds and ETFs

managed by TD
Asset Management received 2023 FundGrade

A+ Awards by Fundata Canada Inc. for demonstrating

strong risk-adjusted performance relative

to industry peers,
underscoring the expertise of the Bank’s investment

teams.
Wholesale Banking delivered record

revenue

Wholesale Banking reported net income for

the quarter was $205 million, a decrease

of $126 million compared with the first quarter

last year, reflecting higher non-
interest expenses which include integration-related

costs of $117 million and a provision of $102 million taken in connection with the industry-wide U.S. record
keeping matter, partially offset by higher revenues. On an adjusted basis, net income was $298 million, a decrease

of $49 million or 14%. Revenue for the quarter
was $1,780 million, an increase of $435 million,

or 32%, compared with the first quarter

last year, reflecting the segment’s expanded capabilities

from the inclusion
of TD Cowen and strong performance across

Global Markets and Corporate and Investment

Banking.

This quarter, the Wholesale Bank continued to demonstrate its leadership in Environmental, Social, and

Governance (ESG). TD Securities was

joint lead manager
on a 3-year (US$1.5 billion) Social Bond for

the International Finance Corporation (IFC)

to support low-income communities

in emerging markets. The transaction
represents IFC’s largest social bond ever issued.

TD Securities was also joint lead manager

on a new (AUD$1.5 billion) Green

Bond issued by KFW Development
Bank, the issuer’s largest ever transaction in the

Australian market.

Continuing to innovate for customers
The Bank continued to enhance TD Invent, its

enterprise approach to innovation, including

reaching a milestone with over 700 patents

across Canada and the
U.S. as of this quarter. For the third consecutive year, the Bank was recognized by the Business Intelligence Group’s annual BIG

Innovation Awards, ranking
highest in the Organization and Product categories

for the TD Accessibility Adapter, a colleague-developed

browser plug-in that helps to make online experiences
more inclusive.

Capital
TD’s Common Equity Tier 1 Capital ratio was 13.9%.
Conclusion
“Looking ahead, TD is well-positioned from

both a capital and funding perspective,

with the capacity to continue to invest in our business

and return capital to
shareholders,”

said Masrani. “I want to thank our more than

95,000 TD bankers who continue to deliver

for our customers, communities, and shareholders.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the
United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under,

applicable
Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995 . Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s

2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings
“Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance, and Wholesale
Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment,

and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”,

“outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”,
“target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity,

commodity, foreign exchange, interest rate,

and credit spreads), operational (including
technology, cyber security,

and infrastructure), model, insurance, liquidity,

capital adequacy, legal, regulatory compliance and

conduct, reputational, environmental and social, and other
risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operat es; geopolitical risk; inflation, rising rates and recession;
regulatory oversight and compliance risk;

the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions
and dispositions and integration of acquisitions,

the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other
strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the
Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to,
or application of, current laws,

rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and
new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;

environmental and social risk (including climate change);
exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate

(IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and

the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on
www.td.com. All such factors, as well as other uncertainties and potential events,

and the inherent uncertainty of forward-looking statements, should be considered carefully when making
decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal

and Commercial Banking, U.S. Retail, Wealth Management and
Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024”

for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Results of operations
Total revenue – reported
1
$ 13,714 $ 13,178 $ 12,201
Total revenue – adjusted
1,2
13,771 13,242 13,077
Provision for (recovery of) credit losses 1,001 878 690
Insurance service expenses (ISE)
1
1,366 1,346 1,164
Non-interest expenses – reported
1
8,030 7,628 8,112
Non-interest expenses – adjusted
1,2
7,125 6,988 6,337
Net income – reported
1
2,824 2,866 1,581
Net income – adjusted
1,2
3,637 3,485 4,154
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 904.3 $ 895.9 $ 836.7
Total assets 1,910.9 1,955.1 1,926.6
Total deposits 1,181.3 1,198.2 1,220.6
Total equity 112.4 112.1 112.0
Total risk-weighted assets
3
579.4 571.2 531.6
Financial ratios
Return on common equity (ROE) – reported
1,4
10.9% 10.5% 5.9%
Return on common equity – adjusted
1,2
14.1 12.9 16.1
Return on tangible common equity (ROTCE)
1,2,4
14.9 14.3 8.0
Return on tangible common equity – adjusted
1,2
18.7 17.1 21.1
Efficiency ratio – reported
1,4
58.6 57.9 66.5
Efficiency ratio – adjusted, net of ISE
1,2,4,5
57.4 58.7 53.2
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.44 0.39 0.32
Common share information – reported (Canadian dollars)
Per share earnings
1
Basic $ 1.55 $ 1.48 $ 0.82
Diluted 1.55 1.48 0.82
Dividends per share 1.02 0.96 0.96
Book value per share
4
57.34 56.56 55.07
Closing share price
6
81.67 77.46 92.06
Shares outstanding (millions)

Average basic 1,776.7 1,806.3 1,820.7
Average diluted 1,778.2 1,807.8 1,823.1
End of period 1,772.1 1,790.7 1,828.9
Market capitalization (billions of Canadian dollars) $ 144.7 $ 138.7 $ 168.4
Dividend yield
4
4.9% 4.7% 4.3%
Dividend payout ratio
4
65.7 64.6 116.6
Price-earnings ratio
1,4
13.1 14.0 11.1
Total shareholder return (1 year)
4
(6.9) (6.9) (5.7)
Common share information – adjusted (Canadian dollars)
1,2
Per share earnings
1
Basic $ 2.01 $ 1.82 $ 2.24
Diluted 2.00 1.82 2.23
Dividend payout ratio 50.7% 52.4% 42.9%
Price-earnings ratio
1
10.6 9.8 10.8
Capital ratios
3
Common Equity Tier 1 Capital ratio 13.9% 14.4% 15.5%
Tier 1 Capital ratio 15.7 16.2 17.5
Total Capital ratio 17.6 18.1 19.9
Leverage ratio 4.4 4.4 4.8
TLAC ratio 30.8 32.7 36.6
TLAC Leverage ratio 8.6 8.9 9.9
1
For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17,
Insurance Contracts

(IFRS 17). Refer to Note 2 of
the Bank’s first quarter 2024 Interim Consolidated Financial Statements for further details.
2
The Toronto-Dominion Bank (“TD”

or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current

GAAP, and refers to results

prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How

We Performed” section of this document
for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
3
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements,
Leverage Requirements, and Total Loss

Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the first quarter of 2024 MD&A for further details.

4

For additional information about this metric, refer to the Glossary in the first quarter of 2024 MD&A, which is incorporated by reference.
5

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE – Q1 2024:
$12,405 million, Q4 2023: $11,896 million, Q1 2023: $11,913

million. Effective the first quarter of 2024, the composition of this non-GAAP ratio and the comparative amounts have been
revised.
6
Toronto Stock Exchange closing market

price.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

SIGNIFICANT EVENTS

a) Restructuring Charges
The Bank continued to undertake certain

measures in the first quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $291 million

of restructuring charges which primarily

relate to employee severance and other personnel-related

costs and real estate
optimization.

The Bank continues to expect to incur restructuring

charges in the first half of calendar 2024

that are of a similar magnitude to the restructuring
charges incurred in the fourth quarter of 2023.
b)
Federal Deposit Insurance Corporation

Special Assessment
On November 16, 2023, the FDIC announced

a final rule that implements a special assessment

to recover the losses to the Deposit Insurance

Fund arising from
the protection of uninsured depositors during

the U.S. bank failures in the spring of 2023.

The FDIC special assessment resulted in the recognition

of $411 million
(US$300 million) pre-tax in non-interest expenses

in the first quarter of the Bank’s fiscal 2024.

On February 23, 2024, the FDIC notified

all institutions subject to
the special assessment that its estimate of

total losses has increased compared to

the amount communicated with the final rule

in November 2023. The FDIC
plans to provide institutions subject to

the special assessment an updated estimate

with its first quarter 2024 special assessment

invoice, to be released in June
2024. At this time, it is not known what the

final FDIC special assessment will be, but

the Bank expects the FDIC special assessment

to increase.
HOW WE PERFORMED

HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS and refers to results prepared

in accordance with IFRS as “reported”
results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are

historical, non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported
results. Items of note are items which

management does not believe are indicative of

underlying business performance and are

disclosed in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, net of ISE, and adjusted effective income

tax rate. The Bank believes that non-GAAP
financial measures and non-GAAP ratios

provide the reader with a better understanding

of how management views the Bank’s performance.

Non-GAAP financial
measures and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other
issuers. Supplementary financial measures

depict the Bank’s financial performance and

position, and capital management

measures depict the Bank’s capital
position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present

the gross amount of revenue and PCL related

to these portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income (loss) included

in the U.S. Retail segment includes only

the portion of revenue and credit losses

attributable to TD under the
agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On October 6, 2020, the Bank acquired an approximately

13.5% stake in The Charles Schwab Corporation

(“Schwab”) following the completion of Schwab’s
acquisition of TD Ameritrade Holding Corporation

(“TD Ameritrade”) of which the Bank

was a major shareholder (the “Schwab transaction”).

On August 1, 2022,
the Bank sold 28.4 million non-voting common

shares of Schwab, at a price of US$66.53

per share for proceeds of $2.5 billion (US$1.9

billion), which reduced the
Bank’s ownership interest in Schwab to approximately

12.0%.
The Bank accounts for its investment in

Schwab using the equity method. The U.S.

Retail segment reflects the Bank’s share of

net income from its investment
in Schwab. The Corporate segment net income

(loss) includes amounts for amortization

of acquired intangibles, the acquisition

and integration charges related to
the Schwab transaction, and the Bank’s share of restructuring and other charges incurred by Schwab.

The Bank’s share of Schwab’s earnings available to
common shareholders is reported with

a one-month lag. For further details, refer

to Note 7 of the Bank’s first quarter 2024

Interim Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”),

which replaced the
2019 Schwab IDA Agreement. Pursuant

to the 2023 Schwab IDA Agreement, the Bank

continues to make sweep deposit accounts

available to clients of Schwab.
Schwab designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits over

the minimum level of FROA are
designated as floating-rate obligations. In comparison

to the 2019 Schwab IDA Agreement, the 2023

Schwab IDA Agreement extends the initial

expiration date by
three years to July 1, 2034 and provides for

lower deposit balances in its first six years,

followed by higher balances in the later

years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition,

Schwab has the option to buy down up
to $6.8 billion (US$5 billion)

of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits. Refer

to the
“Related Party Transactions” section in the 2023

MD&A for further details.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $0.7

billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23 million)

in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement.

The fees are intended to
compensate the Bank for losses incurred

this quarter from discontinuing certain

hedging relationships, and for lost revenues.

The net impact is recorded in net
interest income.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net interest income $ 7,488 $ 7,494 $ 7,733
Non-interest income
1
6,226 5,684 4,468
Total revenue
1
13,714 13,178 12,201
Provision for (recovery of) credit losses 1,001 878 690
Insurance service expenses
1
1,366 1,346 1,164
Non-interest expenses
1
8,030 7,628 8,112
Income before income taxes and share

of net income from
investment in Schwab
1
3,317 3,326 2,235
Provision for (recovery of) income taxes
1
634 616 939
Share of net income from investment in

Schwab
141 156 285
Net income – reported
1
2,824 2,866 1,581
Preferred dividends and distributions on other

equity instruments
74 196 83
Net income available to common shareholders
1
$ 2,750 $ 2,670 $ 1,498
1

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events” section.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Operating results – adjusted
Net interest income
1
$ 7,545 $ 7,558 $ 7,862
Non-interest income
1,2
6,226 5,684 5,215
Total revenue
2
13,771 13,242 13,077
Provision for (recovery of) credit losses 1,001 878 690
Insurance service expenses
2
1,366 1,346 1,164
Non-interest expenses
2,3
7,125 6,988 6,337
Income before income taxes and share

of net income from investment in Schwab
4,279 4,030 4,886
Provision for income taxes 872 779 1,060
Share of net income from investment in

Schwab
4
230 234 328
Net income – adjusted
2
3,637 3,485 4,154
Preferred dividends and distributions on other

equity instruments
74 196 83
Net income available to common shareholders

– adjusted
3,563 3,289 4,071
Pre-tax adjustments for items of note
Amortization of acquired intangibles
5
(94) (92) (54)
Acquisition and integration charges related

to the Schwab transaction
3,4
(32) (31) (34)
Share of restructuring and other charges

from investment in Schwab
4
(49) (35) –
Restructuring charges
3
(291) (363) –
Acquisition and integration-related charges
3
(117) (197) (21)
Charges related to the terminated First

Horizon (FHN) acquisition
3
– – (106)
Impact from the terminated FHN acquisition-related

capital hedging strategy
1
(57) (64) (876)
Litigation (settlement)/recovery
3
– – (1,603)
FDIC special assessment
3
(411) – –
Less: Impact of income taxes
Amortization of acquired intangibles (15) (9) (8)
Acquisition and integration charges related

to the Schwab transaction
(6) (5) (6)
Restructuring charges (78) (97) –
Acquisition and integration-related charges (24) (36) (5)
Charges related to the terminated FHN acquisition – – (26)
Impact from the terminated FHN acquisition-related

capital hedging strategy
(14) (16) (216)
Litigation (settlement)/recovery – – (445)
FDIC special assessment (101) – –
Canada Recovery Dividend (CRD) and

federal tax rate increase for fiscal 2022
6
– – 585
Total adjustments for items of note (813) (619) (2,573)
Net income available to common shareholders

– reported
$ 2,750 $ 2,670 $ 1,498
1

Prior to May 4, 2023, the impact shown covers periods before the termination of the FHN transaction and includes the following components, reported in the Corporate segment: i) mark-
to-market gains (losses) on interest rate swaps recorded in non-interest income – Q1 2023: ($998) million, ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q1 2023: $122 million,

and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q1 2023: $251 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income – Q1 2024: ($57) million, Q4 2023: ($64) million.
2

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
3

Adjusted non-interest expenses exclude the following items of note:
i. Amortization of acquired intangibles – Q1 2024: $63 million, Q4 2023: $62 million,

Q1 2023: $24 million, reported in the Corporate segment;
ii. The Bank’s own integration and acquisition costs related to the Schwab transaction – Q1 2024: $23 million, Q4 2023: $18 million, Q1 2023: $21 million, reported in the

Corporate
segment;
iii. Acquisition and integration-related charges – Q1 2024: $117 million, Q4 2023: $197 million, Q1 2023: $21 million, reported in the Wholesale Banking segment;

iv. Charges related to the terminated

FHN acquisition – Q1 2023: $106 million, reported in the U.S. Retail segment;
v. Stanford litigation settlement

– Q1 2023: $1,603 million, reported in the Corporate segment;
vi. Restructuring charges – Q1 2024: $291 million,

Q4 2023: $363 million, reported in the Corporate segment;

and

vii. FDIC special assessment – Q1 2024: $411

million, reported in the U.S. Retail segment.
4

Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis.

The earnings impact of these items is reported in the Corporate segment:
i. Amortization of Schwab-related acquired intangibles – Q1 2024: $31 million, Q4

2023: $30 million, Q1 2023: $30 million;
ii. The Bank’s share of acquisition and integration charges associated with

Schwab’s acquisition of TD Ameritrade – Q1 2024: $9 million, Q4 2023: $13 million, Q1 2023:

$13 million;
iii. The Bank’s share of restructuring charges incurred by Schwab

– Q1 2024: $27 million, Q4 2023: $35 million; and
iv. The Bank’s share

of the FDIC special assessment charge incurred by Schwab – Q1 2024: $22 million.
5
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment.

Refer to footnotes 3 and 4 for amounts.
6

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023,

reported in the Corporate segment.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Basic earnings per share – reported
2
$ 1.55 $ 1.48 $ 0.82
Adjustments for items of note 0.45 0.34 1.41
Basic earnings per share – adjusted
2
$ 2.01 $ 1.82 $ 2.24
Diluted earnings per share – reported
2
$ 1.55 $ 1.48 $ 0.82
Adjustments for items of note 0.45 0.34 1.41
Diluted earnings per share – adjusted
2
$ 2.00 $ 1.82 $ 2.23
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
2

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned with

the common equity capital requirements

under Basel III. Capital allocated
to the business segments was increased

to 11.5% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2024,

compared with 11% in fiscal 2023.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Average common equity $ 100,269 $ 100,998 $ 100,441
Net income available to common shareholders

– reported
1
2,750 2,670 1,498
Items of note, net of income taxes 813 619 2,573
Net income available to common shareholders

– adjusted
1
$ 3,563 $ 3,289 $ 4,071
Return on common equity – reported
1
10.9% 10.5% 5.9%
Return on common equity – adjusted
1
14.1 12.9 16.1
1

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Average common equity $ 100,269 $ 100,998 $ 100,441
Average goodwill 18,208 18,217 17,486
Average imputed goodwill and intangibles on investments

in Schwab
6,056 6,094 6,160
Average other acquired intangibles
1
615 635 442
Average related deferred tax liabilities (231) (114) (174)
Average tangible common equity 75,621 76,166 76,527
Net income available to common shareholders

– reported
2
2,750 2,670 1,498
Amortization of acquired intangibles, net of income

taxes
79 83 46
Net income available to common shareholders

adjusted for

amortization of acquired intangibles,

net of income taxes
2
2,829 2,753 1,544
Other items of note, net of income taxes 734 536 2,527
Net income available to common shareholders

– adjusted
2
$ 3,563 $ 3,289 $ 4,071
Return on tangible common equity
2
14.9% 14.3% 8.0%
Return on tangible common equity – adjusted
2
18.7 17.1 21.1
1

Excludes intangibles relating to software and asset servicing rights.
2

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments: Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities are

grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2023 MD&A, and Note 28

of
the Bank’s Consolidated Financial Statements

for the year ended October 31, 2023. Effective

the first quarter of 2024, certain asset

management businesses
which were previously reported in the

U.S. Retail segment are now reported in the

Wealth Management and Insurance segment.

Comparative period information
has been adjusted to reflect the new alignment.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective

segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest

income and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $29

million, compared with
$44 million in the prior quarter and $57 million

in the first quarter last year.
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles,

the acquisition and
integration charges related to the Schwab

transaction,

and the Bank’s share of restructuring and

other charges incurred by Schwab are recorded

in the Corporate
segment.
TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net interest income $ 3,833 $ 3,705 $ 3,539
Non-interest income 1,051 1,049 1,050
Total revenue 4,884 4,754 4,589
Provision for (recovery of) credit losses –

impaired
364 274 220
Provision for (recovery of) credit losses –

performing
59 116 107
Total provision for (recovery of) credit losses 423 390 327
Non-interest expenses 1,984 2,039 1,863
Provision for (recovery of) income taxes 692 646 670
Net income $ 1,785 $ 1,679 $ 1,729
Selected volumes and ratios
Return on common equity
1
34.6% 35.1% 39.9%
Net interest margin (including on securitized

assets)
2
2.84 2.78 2.80
Efficiency ratio 40.6 42.9 40.6
Number of Canadian retail branches 1,062 1,062 1,060
Average number of full-time equivalent staff 29,271 29,069 28,803
1

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s first quarter 2024
MD&A for additional information about these metrics.

Quarterly comparison – Q1 2024 vs. Q1 2023
Canadian Personal and Commercial

Banking net income for the quarter was

$1,785 million, an increase of $56

million, or 3%, compared with the first quarter

last
year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized

ROE for the quarter was 34.6%, compared

with 39.9% in
the first quarter last year.
Revenue for the quarter was $4,884 million, an

increase of $295 million, or 6%, compared

with the first quarter last year.
Net interest income was $3,833 million, an increase

of $294 million, or 8%, compared with

the first quarter last year, primarily reflecting volume growth.

Average
loan volumes increased $36 billion, or 7%,

reflecting 7% growth in personal loans

and 8% growth in business loans. Average deposit

volumes increased
$14 billion, or 3%, reflecting 6% growth in

personal deposits, partially offset by 2% decline

in business deposits. Net interest margin

was 2.84%, an increase of
4 basis points (bps), primarily due to

higher margins on deposits, partially offset by lower

margins on loans.

Non-interest income was $1,051 million,

relatively flat compared with the first

quarter last year.
PCL for the quarter was $423 million, an increase

of $96 million, compared with the

first quarter last year. PCL – impaired for the quarter was $364 million, an
increase of $144 million, or 65%, reflecting further

normalization of credit performance in

the consumer lending portfolios, and

credit migration in the commercial
lending portfolios. PCL – performing was $59

million, a decrease of $48 million, reflecting a

lower build in the current quarter. The performing provisions this
quarter largely reflect credit conditions, including

some continued normalization of credit performance

in the consumer lending portfolios, credit

migration in the
commercial lending portfolios, and volume

growth. Total PCL as an annualized percentage of credit volume was 0.30%, an increase of 5 bps compared with the
first quarter last year.

Non-interest expenses for the quarter were $1,984

million, an increase of $121 million, or

6%, compared with the first quarter

last year, reflecting higher spend
supporting business growth including employee-related

expenses and technology costs.
The efficiency ratio for the quarter was 40.6%,

flat compared with the first quarter last

year.
Quarterly comparison – Q1 2024 vs. Q4 2023
Canadian Personal and Commercial

Banking net income for the quarter was

$1,785 million, an increase of $106

million, or 6%, compared with the prior quarter,
reflecting higher revenue and lower non-interest

expenses, partially offset by higher PCL. The

annualized ROE for the quarter was 34.6%,

compared with 35.1%,
in the prior quarter.
Revenue increased $130 million, or 3%,

compared with the prior quarter. Net interest income increased

$128 million, or 3%, reflecting volume growth

and
higher margins.

Average loan volumes increased $7 billion, or

1%, reflecting 1% growth in personal

loans and 2% growth in business loans. Average deposit

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

volumes increased $8 billion, or 2%, reflecting

3% growth in personal deposits, partially

offset by 1% decline in business deposits.

Net interest margin was 2.84%,
an increase of 6 bps, primarily due to higher

deposit margins.
Non-interest income increased $2 million, relatively

flat compared with the prior quarter.
PCL for the quarter was $423 million, an increase

of $33 million compared with the prior

quarter. PCL – impaired was $364 million, an increase of

$90 million, or
33%, reflecting further normalization of credit

performance in the consumer lending portfolios,

and credit migration in the commercial lending

portfolios. PCL –
performing was $59 million, a decrease

of $57 million, reflecting a lower build in

the current quarter. The performing provisions this quarter largely reflect credit
conditions including some continued normalization

of credit performance in the consumer lending

portfolios, credit migration in the commercial

lending portfolios,
and volume growth. Total PCL as an annualized percentage of credit volume was 0.30%, an increase of 2 bps compared

with the prior quarter.
Non-interest expenses decreased $55 million,

or 3% compared with the prior quarter, primarily reflecting

higher non-credit provisions in the prior

quarter and
lower operating expenses within our support

functions,

partially offset by higher employee-related

expenses in Branch Banking
.
The efficiency ratio was 40.6%, compared with 42.9%,

in the prior quarter.

TABLE 8: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended
January 31 October 31 January 31
Canadian Dollars 2024 2023 2023
Net interest income $

2,899
$

2,951
$

3,167
Non-interest income

604

572

560
Total revenue

3,503

3,523

3,727
Provision for (recovery of) credit losses –

impaired

377

308

212
Provision for (recovery of) credit losses –

performing

8
(19) (12)
Total provision for (recovery of) credit losses

385

289

200
Non-interest expenses – reported

2,410

2,045

2,040
Non-interest expenses – adjusted
1,2

1,999

2,045

1,934
Provision for (recovery of) income taxes – reported (5)

117

204
Provision for (recovery of) income taxes – adjusted
1

96

117

230
U.S. Retail Bank net income – reported

713

1,072

1,283
U.S. Retail Bank net income – adjusted
1

1,023

1,072

1,363
Share of net income from investment in

Schwab
3,4

194

197

301
Net income – reported $

907
$

1,269
$

1,584
Net income – adjusted
1

1,217

1,269

1,664
U.S. Dollars
Net interest income $

2,141
$

2,175
$

2,348
Non-interest income

446

421

415
Total revenue

2,587

2,596

2,763
Provision for (recovery of) credit losses –

impaired

279

227

158
Provision for (recovery of) credit losses –

performing

6
(14) (9)
Total provision for (recovery of) credit losses

285

213

149
Non-interest expenses – reported

1,779

1,505

1,512
Non-interest expenses – adjusted
1,2

1,479

1,505

1,434
Provision for (recovery of) income taxes – reported (3)

87

151
Provision for (recovery of) income taxes – adjusted
1

71

87

170
U.S. Retail Bank net income – reported

526

791

951
U.S. Retail Bank net income – adjusted
1

752

791

1,010
Share of net income from investment in

Schwab
3,4

144

146

222
Net income – reported $

670
$

937
$

1,173
Net income – adjusted
1

896

937

1,232
Selected volumes and ratios
Return on common equity – reported
5

8.5
%

12.2
%

15.5
%
Return on common equity – adjusted
1,5

11.3

12.2

16.3
Net interest margin
1,6

3.03

3.07

3.29
Efficiency ratio – reported

68.8

58.0

54.7
Efficiency ratio – adjusted
1

57.2

58.0

51.9
Assets under administration (billions of U.S.

dollars)
7
$

40
$

40
$

38
Assets under management (billions of U.S.

dollars)
7,8

7

7

7
Number of U.S. retail stores

1,176

1,177

1,161
Average number of full-time equivalent staff

27,985

28,182

27,587
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated First Horizon acquisition – Q1 2023: $106 million or US$78 million ($80 million or US$59 million after-tax); and
ii.

FDIC special assessment – Q1 2024: $411 million or US$300

million ($310 million or US$226 million after-tax).
3
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s first quarter 2024 Interim Consolidated Financial Statements for further details.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

5
Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
6
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest

-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements,

intercompany deposits,

and cash collateral. The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For
investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets.

Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

7
For additional information about this metric, refer to the Glossary in the Bank’s first quarter 2024 MD&A.
8
Refer to “How Our Businesses Performed” section regarding alignment of certain asset management businesses from the U.S. Retail segment to the Wealth Management and Insurance segment.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

Quarterly comparison – Q1 2024 vs. Q1 2023
U.S. Retail reported net income for the quarter

was $907 million (US$670 million), a decrease

of $677 million (US$503 million), or 43%

(43% in U.S. dollars),
compared with the first quarter last year. On an adjusted

basis, net income for the quarter was $1,217

million (US$896

million), a decrease of $447

million
(US$336 million), or 27% (27% in U.S. dollars).

The reported and adjusted annualized ROE

for the quarter were 8.5% and 11.3%, respectively, compared with
15.5% and 16.3%, respectively, in the first quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income

for the quarter from the
Bank’s investment in Schwab was $194 million (US$144

million), a decrease of $107 million (US$78

million), or 36% (35% in U.S. dollars).
U.S. Retail Bank reported net income

was $713 million (US$526

million), a decrease of $570 million (US$425

million), or 44% (45% in U.S. dollars), compared
with the first quarter last year, primarily reflecting the FDIC special assessment in non-interest expenses,

lower revenue and higher PCL. U.S.

Retail Bank adjusted
net income was $1,023 million (US$752

million), a decrease of $340 million (US$258

million), or 25% (26% in U.S. dollars), compared

with the first quarter last
year, reflecting lower revenue, higher PCL and higher non-interest expenses.
Revenue for the quarter was US$2,587 million,

a decrease of US$176 million, or 6%,

compared with the first quarter last year. Net interest income of
US$2,141 million, decreased US$207 million,

or 9%, driven by lower deposit volumes

and margins, partially offset by higher loan

volumes. Net interest margin of
3.03%, decreased 26 bps, due to lower deposit

margins reflecting higher deposit costs and

lower margins on loans. Non-interest income

of US$446 million
increased US$31 million, or 7%, compared

with the first quarter last year, primarily reflecting fee income growth from increased customer activity.

Average loan volumes increased US$16 billion,

or 9%, compared with the first quarter

last year. Personal loans increased 11%, reflecting lower mortgage prepayments in the higher rate environment and

strong auto originations. Business loans increased

7%, reflecting good originations from new

customer growth
and slower payment rates. Average deposit volumes

decreased US$33 billion, or 9%, reflecting

a 23% decrease in sweep deposits, a 4%

decrease in business
deposits, and a 1% decrease in personal

deposit volumes.
Assets under administration (AUA) were

US$40 billion as at January 31, 2024, an increase

of US$2 billion, or 5%, compared with the

first quarter last year,
reflecting net asset growth. After giving effect

to realignment of certain asset management

businesses from U.S. Retail to Wealth Management

and Insurance,
Assets under Management (AUM) were

US$7 billion as at January 31, 2024,

flat compared with the first quarter last

year.
PCL for the quarter was US$285 million,

an increase of US$136 million compared

with the first quarter last year. PCL – impaired was US$279

million, an
increase of US$121 million, or 77%, primarily

reflecting further normalization of credit

performance in the consumer lending

portfolios

and credit migration in the
commercial lending portfolios,

largely related to commercial real estate.

PCL – performing was a build of US$6 million,

compared with a recovery of US$9 million

in
the prior year. U.S. Retail PCL including only the Bank’s share of

PCL in the U.S. strategic cards portfolio,

as an annualized percentage of credit volume

was
0.61%, an increase of 27 bps, compared

with the first quarter last year.
Reported non-interest expenses for the quarter

were US$1,779 million, an increase of

US$267 million, or 18%, compared with the

first quarter last year,
reflecting the FDIC special assessment, and

higher employee-related expenses, partially

offset by acquisition and integration-related

charges for the terminated
First Horizon transaction in the first quarter last

year. On an adjusted basis, non-interest expenses increased

US$45 million, or 3%, reflecting higher employee-
related expenses.
The reported and adjusted efficiency ratios for

the quarter were 68.8% and 57.2%, respectively, compared with 54.7%

and 51.9%, respectively, in the first
quarter last year.
Quarterly comparison – Q1 2024 vs. Q4 2023
U.S. Retail reported net income of $907 million

(US$670 million), a decrease of $362

million (US$267 million), or 29% (28% in

U.S. dollars), compared with the
prior quarter. On an adjusted basis, net income for the quarter was $1,217 million (US$896 million), a decrease

of $52 million (US$41

million), or 4% (4% in U.S.
dollars). The reported and adjusted annualized

ROE for the quarter were 8.5% and 11.3%, respectively, compared with 12.2%, respectively, in the prior quarter.

The contribution from Schwab of $194

million (US$144 million) decreased $3

million (US$2 million), or 2% (1% in U.S. dollars).

U.S. Retail Bank reported net income

was $713 million (US$526

million), a decrease of $359 million (US$265

million), or 33% (34% in U.S. dollars), compared
with the prior quarter,

primarily reflecting the FDIC special

assessment in non-interest expenses

and higher PCL. U.S. Retail Bank adjusted

net income was
$1,023 million (US$752

million), a decrease of $49 million (US$39

million), or 5% (5% in U.S. dollars), primarily

reflecting higher PCL, partially offset by lower

non-
interest expenses.

Revenue for the quarter was US$2,587 million, a

decrease of US$9 million, relatively flat

compared with the prior quarter. Net interest income of
US$2,141 million decreased US$34 million, or

2%, primarily reflecting lower deposit

volumes, partially offset by higher loan volumes.

Net interest margin of 3.03%
decreased 4 bps quarter over quarter due

to lower deposit margins reflecting higher

deposit costs, partially offset by the benefit of higher

reinvestment rates.

Non-
interest income of US$446 million increased

US$25 million, or 6%, primarily reflecting

higher deposit-related fees.
Average loan volumes increased US$3 billion,

or 2%, compared with the prior quarter. Personal loans increased

2%, reflecting lower mortgage prepayments,
strong auto originations, and seasonal credit

card growth. Business loans increased 1%, reflecting

good originations from new customer

growth and slower
payment rates. Average deposit volumes decreased

US$5 billion, or 1%, compared with the prior

quarter, reflecting a 5% decrease in sweep deposits and a 1%
decrease in business deposits, partially offset by a

1% increase in personal deposit volume.

AUA were US$40 billion
as at January 31, 2024, flat compared

with the prior quarter. After giving effect to realignment of certain asset management businesses
from U.S. Retail to Wealth Management and

Insurance, AUM were US$7 billion, flat compared

with the prior quarter.
PCL for the quarter was US$285 million,

an increase of US$72 million compared

with the prior quarter. PCL – impaired was US$279 million, an increase of
US$52 million, or 23%, reflecting further

normalization of credit performance in

the consumer lending portfolios, including

seasonal trends in the credit card and
auto portfolios. PCL – performing was

a build of US$6 million, compared with a recovery

of US$14 million in the prior quarter. U.S. Retail PCL including only the
Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage

of credit volume was 0.61%, an increase

of 15 bps, compared with the prior
quarter.

Reported non-interest expenses for the quarter

were US$1,779 million, an increase of

US$274 million, or 18%, compared to the prior

quarter,

primarily reflecting
the FDIC special assessment. On an adjusted

basis, non-interest expenses decreased

US$26 million, or 2%, reflecting higher legal

costs in the prior quarter,
partially offset by higher employee-related expenses.

The reported and adjusted efficiency ratios for

the quarter were 68.8% and 57.2%, respectively, compared with 58.0%,

respectively, in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net interest income $ 285 $ 265 $ 283
Non-interest income
1
2,850 2,691 2,632
Total revenue 3,135 2,956 2,915
Provision for (recovery of) credit losses –

impaired
– – –
Provision for (recovery of) credit losses –

performing
– – –
Total provision for (recovery of) credit losses – – –
Insurance service expenses
1
1,366 1,346 1,164
Non-interest expenses
1
1,047 957 1,009
Provision for (recovery of) income taxes 167 161 188
Net income $ 555 $ 492 $ 554
Selected volumes and ratios
Return on common equity
1,2
37.5% 33.9% 39.1%
Efficiency ratio
1
33.4 32.4 34.6
Efficiency ratio, net of ISE
1,3
59.2 59.4 57.6
Assets under administration (billions of Canadian

dollars)
4
$ 576 $ 531 $ 541
Assets under management (billions of Canadian

dollars)
479 441 452
Average number of full-time equivalent staff 15,386 15,674 16,400
1

For the three months ended October 31, 2023 and January 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s first quarter 2024
Interim Consolidated Financial Statements for further details.
2

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q1 2024: $1,769 million, Q4 2023: $1,610 million,
Q1 2023: $1,751 million. Total revenue,

net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section of this
document and the Glossary in the Bank’s first quarter 2024 MD&A for additional information about this metric.
4

Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q1 2024 vs. Q1 2023
Wealth Management and Insurance net income

for the quarter was $555 million, an increase

of $1 million, or relatively flat compared

with the first quarter last year,
reflecting higher revenue, offset by higher insurance

service expenses and non-interest expenses.

The annualized ROE for the quarter was 37.5%,

compared with
39.1% in the first quarter last year.
Revenue for the quarter was $3,135 million, an

increase of $220 million, or 8%, compared

with the first quarter last year. Non-interest income was
$2,850 million, an increase of $218 million, or

8%, reflecting higher insurance premiums,

and higher fee-based revenue in the wealth

management business. Net
interest income was $285 million, an increase

of $2 million, or 1%, compared with

the first quarter last year.

AUA were $576 billion as at January 31, 2024,

an increase of $35 billion, or 6%, compared

with the first quarter last year, reflecting market appreciation and net
asset growth.

AUM were $479 billion as at January

31, 2024, an increase of $27 billion, or

6%, compared with the first quarter last

year, reflecting market
appreciation.

Insurance service expenses for the quarter

were $1,366 million, an increase of $202

million, or 17%, compared with the first quarter

last year, reflecting
increased claims severity and less favourable

prior years’

claims development.

Non-interest expenses for the quarter were $1,047

million, an increase of $38 million, or

4%, compared with the first quarter

last year, reflecting higher variable
compensation commensurate with higher

revenues, and technology costs.
The efficiency ratio for the quarter was 33.4%,

compared with 34.6% in the first quarter

last year. The efficiency ratio, net of ISE for the quarter was

59.2%,
compared with 57.6% in the first quarter last

year.

Quarterly comparison – Q1 2024 vs. Q4 2023
Wealth Management and Insurance net income

for the quarter was $555 million, an increase

of $63 million, or 13%, compared with the prior

quarter, reflecting
higher revenue, partially offset by higher non-interest

expenses. The annualized ROE for the quarter

was 37.5%, compared with 33.9%, in

the prior quarter.
Revenue increased $179 million, or 6%,

compared with the prior quarter. Non-interest income increased

$159 million, or 6%, reflecting higher

insurance
premiums, as well as higher fee-based and

transaction revenue in the wealth management

business. Net interest income increased

$20 million, or 8%, reflecting
higher deposit margins.
AUA increased $45 billion, or 8%, and AUM

increased $38 billion, or 9%, compared

with the prior quarter, both primarily reflecting market appreciation and net
asset growth.

Insurance service expenses for the quarter

increased $20 million, or 1%, compared

with the prior quarter, reflecting less favourable prior years’

claims
development, partially offset by fewer severe

weather-related events.
Non-interest expenses increased $90 million,

or 9%, compared with the prior quarter, primarily reflecting higher employee-related expenses including

variable
compensation commensurate with higher

revenues.
The efficiency ratio for the quarter was 33.4%, compared

with 32.4% in the prior quarter. The efficiency ratio, net of

ISE for the quarter was 59.2%, compared
with 59.4% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 10: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net interest income (TEB) $ 198 $ 245 $ 525
Non-interest income 1,582 1,243 820
Total revenue 1,780 1,488 1,345
Provision for (recovery of) credit losses –

impaired
5 – 1
Provision for (recovery of) credit losses –

performing
5 57 31
Total provision for (recovery of) credit losses 10 57 32
Non-interest expenses – reported 1,500 1,441 883
Non-interest expenses – adjusted
2,3
1,383 1,244 862
Provision for (recovery of) income taxes

(TEB) – reported
65 (27) 99
Provision for (recovery of) income taxes

(TEB) – adjusted
2
89 9 104
Net income – reported $ 205 $ 17 $ 331
Net income – adjusted
2
298 178 347
Selected volumes and ratios
Trading-related revenue (TEB)
4
$ 730 $ 590 $ 662
Average gross lending portfolio (billions of Canadian

dollars)
5
96.2 93.0 96.9
Return on common equity – reported
6
5.3% 0.5% 9.4%
Return on common equity – adjusted
2,6
7.6 4.9 9.9
Efficiency ratio – reported 84.3 96.8 65.7
Efficiency ratio – adjusted
2
77.7 83.6 64.1
Average number of full-time equivalent staff 7,100 7,346 5,365
1

Effective March 1, 2023, Wholesale Banking results include the acquisition of Cowen Inc.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
3

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition

– Q1 2024: $117 million ($93 million after-tax)

,

Q4 2023:
$197 million ($161 million after-tax), Q1 2023: $21 million ($16 million after-tax).
4

Includes net interest income (loss) TEB of ($54) million (Q4 2023: $61 million, Q1 2023: $261 million),

and trading income (loss) of $784 million (Q4

2023: $529 million, Q1 2023:
$401 million). Trading-related revenue (TEB) is a non-GAAP financial measure.

Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document
and the Glossary in the Bank’s first quarter of 2024 MD&A for additional information about this metric.
5

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
6

Capital allocated to the business segment was increased to 11.5%

CET1 Capital effective the first quarter of 2024 compared with 11%

in the prior year.
Quarterly comparison – Q1 2024 vs. Q1 2023
Wholesale Banking reported net income for

the quarter was $205 million, a decrease

of $126 million, or 38%, compared

with the first quarter last year, primarily
reflecting higher non-interest expenses, partially

offset by higher revenues. On an adjusted basis,

net income was $298 million, a decrease

of $49 million or 14%.
Revenue for the quarter, including TD Cowen, was $1,780

million, an increase of $435 million, or 32%,

compared with the first quarter last year. Higher revenue
primarily reflects higher equity commissions,

lending revenue primarily from syndicated

and leveraged finance,

underwriting fees, and trading-related revenue.

PCL for the quarter was $10 million, a decrease

of $22 million compared with the first quarter

last year. PCL – impaired was $5 million. PCL – performing

was
$5 million, a decrease of $26 million due

to prior period build.
Reported non-interest expenses for the quarter, including

TD Cowen, were $1,500 million, an increase

of $617 million, or 70%, compared

with the first quarter
last year, primarily reflecting TD Cowen and the associated

acquisition and integration-related costs

and higher variable compensation commensurate

with higher
revenues as well as a provision of $102

million taken in connection with the U.S. record

keeping matter. On an adjusted basis, non-interest expenses

were
$1,383 million, an increase of $521 million, or

60%.
Quarterly comparison – Q1 2024 vs. Q4 2023
Wholesale Banking reported net income for

the quarter was $205 million, an increase

of $188 million compared with the prior quarter, primarily

reflecting higher
revenues, partially offset by higher non-interest

expenses. On an adjusted basis, net income

was $298 million, an increase of $120

million, or 67%.
Revenue for the quarter increased $292 million,

or 20%, compared with the prior quarter. Higher revenue

primarily reflects higher trading-related

revenue,
lending revenue, and underwriting fees.

PCL for the quarter was $10 million, a

decrease of $47 million compared with

the prior quarter. PCL – impaired was $5 million. PCL – performing was
$5 million, a decrease of $52 million due

to prior quarter build.
Reported non-interest expenses for the quarter, increased $59 million, or 4%, compared with the prior quarter, primarily reflecting a provision of $102 million
taken in connection with the U.S. record keeping

matter, partially offset by lower acquisition and integration related costs. On an adjusted basis, non-interest
expenses increased $139 million or 11%.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2024 2023 2023
Net income (loss) – reported $ (628) $ (591) $ (2,617)
Adjustments for items of note
Amortization of acquired intangibles 94 92 54
Acquisition and integration charges related

to the Schwab transaction
32 31 34
Share of restructuring and other charges

from investment in Schwab
49 35 –
Restructuring charges 291 363 –
Impact from the terminated FHN acquisition-related

capital hedging strategy
57 64 876
Litigation settlement – – 1,603
Less: impact of income taxes
CRD and federal tax rate increase for fiscal

2022
– – (585)
Other items of note 113 127 675
Net income (loss) – adjusted
1
$ (218) $ (133) $ (140)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
2
$ (254) $ (227) $ (191)
Other 36 94 51
Net income (loss) – adjusted
1
$ (218) $ (133) $ (140)
Selected volumes
Average number of full-time equivalent staff 23,437 23,491 21,844
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary in the first quarter of 2023 MD&A, which is incorporated by reference.
Quarterly comparison – Q1 2024 vs. Q1 2023
Corporate segment’s reported net loss

for the quarter was $628 million, compared with

a reported net loss of $2,617 million in

the first quarter last year. The lower
net loss primarily reflects the impact of the

Stanford litigation settlement in the prior year, the net effect of the terminated FHN acquisition-related capital

hedging
strategy, and prior year recognition of a provision for income taxes in connection with the CRD and increase

in the Canadian federal tax rate for

fiscal 2022,
partially offset by restructuring charges in the

current quarter. Net corporate expenses increased $63

million compared to the prior year, mainly reflecting
investments in our risk and control infrastructure.

The adjusted net loss for the quarter

was $218 million, compared with an

adjusted net loss of $140 million in

the
first quarter last year.

Quarterly comparison – Q1 2024 vs. Q4 2023
Corporate segment’s reported net loss

for the quarter was $628 million, compared with

a reported net loss of $591 million in

the prior quarter. The higher net loss
reflects lower revenue in treasury and balance

sheet management activities and higher risk

and control expenses, partially offset by lower

restructuring charges.
Net corporate expenses increased $27

million compared to the prior quarter, mainly reflecting investments in our risk and control infrastructure.

The adjusted net
loss for the quarter was $218

million, compared with an adjusted net loss

of $133 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2024 • EARNINGS

NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare

Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

Access to Quarterly Results Materials
Interested investors, the media and others

may view the first quarter earnings news release,

results slides, supplementary financial

information, and the Report to
Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on February

29, 2024.

The call will be audio webcast live through

TD’s website at
8:30 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for first quarter and discussions

of related disclosures, followed by
a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the TD

website at www.td.com/investor on
February 29, 2024, in advance of the call.

A listen-only telephone line

is available at 416-641-6150 or 1-866-696-5894

(toll free) and the passcode is 2727354#.
The audio webcast and presentations will be

archived at www.td.com/investor.

Replay of the teleconference will be available

from 5:00 p.m. ET on
February 29, 2024, until 11:59 p.m. ET on

March 15, 2024, by calling 905-694-9451 or 1-800-408-3053

(toll free). The passcode is 7300743#.
Annual Meeting
Thursday, April 18, 2024
Toronto, Ontario
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves over 27.5 million customers

in four key businesses operating in

a number of locations in financial centres around

the globe: Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Retail,

including TD Bank, America’s

Most Convenient Bank®, TD

Auto
Finance U.S., TD Wealth (U.S.), and an

investment in The Charles Schwab

Corporation; Wealth Management

and Insurance, including TD Wealth (Canada),
TD Direct Investing, and TD Insurance;

and Wholesale Banking, including

TD Securities and TD Cowen. TD

also ranks among the world’s leading online

financial
services firms, with more than 17 million active

online and mobile customers. TD

had $1.91 trillion in assets on January 31,

2024. The Toronto-Dominion

Bank
trades under the symbol “TD” on the

Toronto and New York Stock Exchanges.
For further information contact:
Brooke Hales,

Vice President, Investor Relations, 416-307-8647,

Brooke.hales@td.com

Elizabeth Goldenshtein,

Senior Manager, Corporate Communications,

416-994-4124, Elizabeth.goldenshtein@td.com